SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC ("Aviva")
2013 INTERIM DIVIDEND ON AVIVA PLC ORDINARY SHARES AND

DIVIDEND ON 8 3/4% CUMULATIVE IRREDEEMABLE PREFERENCE SHARES

Aviva announces that:

• On 7 August 2013, the Directors declared an interim dividend of 5.60 pence per share on Aviva ordinary shares. The interim dividend for the half year period ending 31 December 2013 will be paid on 15 November 2013 to shareholders on the register on the Record Date of 11 October 2013. Holders of Aviva American Depository Receipts (ADRs) will be paid the dividend approximately five business days after the payment to ordinary shareholders.

• On 7 August 2013, the Directors declared a dividend of 4 3/8% per share NET on 8 3/4% Cumulative Irredeemable Preference Shares. The dividend for the half year period ending 31 December 2013 will be paid on 31 December 2013 to shareholders on the register on the Record Date of 8 November 2013.

8 August 2013

Enquiries:
Russell Tullo, Director of Secretariat                                                                       +44 (0)20 7662 0519
Liz Nicholls, Assistant Company Secretary                                                           +44 (0)20 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 August, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary